SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 24, 2022

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications reports first quarter 2022 results

PARTNER COMMUNICATIONS REPORTS
FIRST QUARTER 2022 RESULTS1

QUARTERLY ADJUSTED EBITDA2 TOTALED NIS 257 MILLION

NET DEBT2 TOTALED NIS 720 MILLION

QUARTERLY CELLULAR SUBSCRIBER GROWTH TOTALED 40 THOUSAND

PARTNER’S FIBER-OPTIC SUBSCRIBER BASE TOTALS 243 THOUSAND
AS OF TODAY

 THE NUMBER OF HOUSEHOLDS IN BUILDINGS CONNECTED TO PARTNER’S FIBER-
OPTIC INFRASTRUCTURE TOTALS 807 THOUSAND AS OF TODAY

First quarter 2022 highlights (compared with first quarter 2021)

•	Total Revenues: NIS 854 million (US$ 269 million), an increase of 3%
•	Service Revenues: NIS 690 million (US$ 217 million), an increase of 8%
•	Equipment Revenues: NIS 164 million (US$ 52 million), a decrease of 15%
•	Total Operating Expenses (OPEX)[2]: NIS 476 million (US$ 150 million), a decrease of 1%
•	Adjusted EBITDA: NIS 257 million (US$ 81 million), an increase of 23%
•	Profit for the Period: NIS 39 million (US$ 12 million), an increase of NIS 34 million
•	Adjusted Free Cash Flow (before interest)[2]: NIS 25 million (US$ 8 million), an increase of NIS 6 million
•	Cellular ARPU: NIS 48 (US$ 15), unchanged
•	Cellular Subscriber Base: approximately 3.06 million at quarter-end, an increase of 6%
•	Fiber-Optic Subscriber Base: 233 thousand subscribers at quarter-end, an increase of 78 thousand since Q1 2021, and an increase of 21 thousand in the quarter
•	Homes Connected (HC) to Partner's Fiber-Optic Infrastructure: 770 thousand at quarter-end, an increase of 256 thousand since Q1 2021, and an increase of 70 thousand in the quarter
•	Infrastructure-Based Internet Subscriber Base: 387 thousand subscribers at quarter-end, an increase of 48 thousand since Q1 2021, and an increase of 13 thousand in the quarter
•	TV Subscriber Base[3]: 225 thousand subscribers at quarter-end, a decrease of 9 thousand since Q1 2021, and a decrease of one thousand in the quarter

1 The quarterly financial results are unaudited.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.
3 In the second quarter of 2021, the Company removed from its TV subscriber base approximately 21 thousand subscribers who had joined the company at various times and had remained in trial periods of over six months without charge or usage.

Rosh Ha’ayin, Israel, May 24, 2022 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter ended March 31, 2022.

Commenting on the results for the first quarter 2022, Mr. Avi Zvi, CEO of Partner, noted:

"Partner continued with its positive financial momentum and started 2022 with excellent results despite the competitive market in which the Company operates. The improvement in the financial and operational measures is due to the work and commitment of the Company’s dedicated employees, and to the clear strategy which was outlined by management over the last year.

With 807 thousand households connected to the fiber-optic network, as of today, Partner has become, this year, a national infrastructure player in the fixed-line segment as well, with an impressive fiber-optic rollout rate and the signing of significant deals which will benefit the Company's future, including with Tamares Telecom and FREETV.

Partner continues to lead 5G in Israel with a high rate of cellular subscriber base growth, with consistent addition of new subscribers at the same time as churn rates continue to fall. These outcomes reflect our significant investment in our customers and in making our processes fairer and simpler. In TV, we have returned to our original strategy of a 'Super Aggregator' and we offer today to the customer a focused and flexible product that provides the freedom to choose what to watch and what to pay for.

This is the fourth quarterly financial report since I took office as Partner's CEO. The report demonstrates that the business activities that were undertaken in the past year, are bringing about a continual and stable improvement in the Company's results, as reflected, among other things, in the 23% growth in Adjusted EBITDA compared to last year.

The acquisition of Partner's controlling stake and the appointment of new members of the Board of Directors, together with the Company's capital structure, position the Company to fully realize the strategy outlined in the past year and its transformation from a service company into a service and infrastructure company."

Mr. Tamir Amar, Partner's Deputy CEO & Chief Financial Officer, commented on the results:

"The first quarter of 2022 demonstrated the Company's ability to combine subscriber and revenue growth with improvement in profitability. The cellular segment achieved service revenue growth for a fourth consecutive quarter together with higher profitability than was achieved in the previous and corresponding quarter last year. In the fixed-line segment, fiber-optic subscriber growth continued, a trend that was reflected in the continued growth of the segment's service revenues. The fixed-line segment Adjusted EBITDA increased by 29% compared to the corresponding quarter last year, together with an improvement in the profitability margin to 28% compared with 22% in the corresponding quarter of 2021.

Our cellular subscriber base increased in the quarter by 40 thousand subscribers, of which 37 thousand were Post-Paid subscribers. The cellular churn rate in the first quarter of 2022 totaled 7.0%. Excluding the churn of Ministry of Education subscribers who joined for limited periods, churn rate totaled 6.7%, compared to 6.9% in the corresponding quarter last year. ARPU in the first quarter remained stable at NIS 48 for the fifth consecutive quarter.

In the fixed-line segment, the number of Homes Connected within buildings connected to our fiber-optic infrastructure reached 770 thousand at the end of first quarter of 2022, an increase of 70 thousand in the quarter. The increase in fiber-optic subscribers continued and even achieved a record high for quarterly growth, as the fiber-optic subscriber base increased by 21 thousand in the quarter, compared to increases of 20 thousand and 19 thousand in the previous two quarters, respectively. Partner’s fiber-optic subscriber base totaled 233 thousand at the end of the quarter, reflecting a 30% penetration rate from potential customers in connected buildings, unchanged from the rate at the end of the previous quarter and the corresponding quarter last year.  Regarding TV, the number of subscribers totaled 225 thousand at the end of the quarter.

Adjusted EBITDA in the first quarter of 2022 totaled NIS 257 million, an increase of 23% compared to NIS 209 million in the corresponding quarter last year.

In the first quarter of 2022, the recovery trend in roaming service revenues that was seen in the fourth quarter of 2021 continued. Looking ahead, the Company expects this trend to continue, and roaming service revenues in the second quarter are expected to be even higher than those in the first quarter mainly due to seasonality effects.

Adjusted Free Cash Flow (before interest and including lease payments) for the quarter totaled NIS 23 million. CAPEX payments totaled NIS 170 million. Net debt was NIS 720 million at the end of the quarter, compared with NIS 639 million at the end of the corresponding quarter last year, an increase of NIS 81 million. The Company's net debt to Adjusted EBITDA ratio stood at 0.7 at the end of the quarter, compared to a ratio of 0.8 in the previous quarter and the corresponding quarter last year."

Q1 2022 compared with Q1 2021

NIS Million (except EPS)	Q1’21	Q1’22	Comments
Service Revenues	639	690	The increase reflected growth in cellular and fixed-line services from subscriber growth in cellular and fiber-optics and an increase in cellular roaming services
Equipment Revenues	194	164	The decrease reflected a lower volume of equipment sales in both cellular and fixed-line segments
Total Revenues	833	854
Gross profit from equipment sales	42	33
OPEX	481	476
The decrease mainly reflected a decrease in an expense line-item provision and decreases in international telephony expenses and in logistics expenses which were partially offset by an increase in content expenses

Operating profit	28	72
Adjusted EBITDA	209	257
Adjusted EBITDA as a percentage of total revenues	25%	30%
Profit for the period	5	39
Earnings per share (basic, NIS)	0.03	0.21
Capital Expenditures (cash)	149	170
Adjusted free cash flow (before interest payments)	19	25
Net Debt	639	720

Key Performance Indicators

	Q1'21	Q4’21	Q1’22	Change Q4 to Q1
Reported Cellular Subscribers (end of period, thousands)	2,903	3,023	3,063	Post-Paid: Increase of 37 thousand (Ministry of Education packages, unchanged) Pre-Paid: Increase of 3 thousand
Cellular Subscribers (end of period, thousands) excluding packages for Ministry of Education	2,857	2,948	2,988	Post-Paid: Increase of 37 thousand Pre-Paid: Increase of 3 thousand
Monthly Average Revenue per Cellular User (ARPU) (NIS)	48	48	48
Reported Quarterly Cellular Churn Rate (%)	6.8%	7.9%	7.0%
Quarterly Cellular Churn Rate (%) excluding packages for the Ministry of Education	6.9%	7.3%	6.7%
Fiber-Optic Subscribers (end of period, thousands)	155	212	233	Increase of 21 thousand subscribers
Homes Connected to the Fiber-Optic Infrastructure (HC), (end of period, thousands)	514	700	770	Increase of 70 thousand households
Infrastructure-Based Internet Subscribers (end of period, thousands)	339	374	387	Increase of 13 thousand subscribers
TV Subscribers (end of period, thousands)	234	226	225	Decrease of 1 thousand subscribers

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q1'21	Q1'22	Change %	Q1'21	Q1'22	Change %	Q1'21	Q1'22	Q1'21	Q1'22	Change %
Total Revenues	573	585	+2%	294	302	+3%	(34)	(33)	833	854	+3%
Service Revenues	413	443	+7%	260	280	+8%	(34)	(33)	639	690	+8%
Equipment Revenues	160	142	-11%	34	22	-35%	-	-	194	164	-15%
Operating Profit (Loss)	39	71	+82%	(11)	1		-	-	28	72	+157%
Adjusted EBITDA	143	172	+20%	66	85	+29%	-	-	209	257	+23%

Financial Review

In Q1 2022, total revenues were NIS 854 million (US$ 269 million), an increase of 3% from NIS 833 million in Q1 2021.

Service revenues in Q1 2022 totaled NIS 690 million (US$ 217 million), an increase of 8% from NIS 639 million in Q1 2021.

Service revenues for the cellular segment in Q1 2022 totaled NIS 443 million (US$ 139 million), an increase of 7% from NIS 413 million in Q1 2021. The increase was mainly the result of higher roaming service revenues due to the lower negative impact of COVID-19 on roaming service revenues compared to Q1 2021, and growth of the cellular subscriber base, partially offset by the continued price erosion, although to a lesser degree than in the past.

Service revenues for the fixed-line segment in Q1 2022 totaled NIS 280 million (US$ 88 million), an increase of 8% from NIS 260 million in Q1 2021. The increase mainly reflected higher revenues from the growth in internet and TV services, which were partially offset by a decline in revenues from international calling services.

Equipment revenues in Q1 2022 totaled NIS 164 million (US$ 52 million), a decrease of 15% from NIS 194 million in Q1 2021, mainly reflecting a decrease in the volume of equipment sales to wholesale customers in the cellular segment, and a decrease in sales in the fixed-line segment, largely reflecting the Company’s decision in the final quarter of 2021 to move towards a leasing model of internet routers to private customers instead of a sales model.

Gross profit from equipment sales in Q1 2022 was NIS 33 million (US$ 10 million), compared with NIS 42 million in Q1 2021, a decrease of 21%, mainly reflecting the decrease in wholesale sales in the cellular segment and the decrease in fixed-line sales.

Total operating expenses (‘OPEX’) totaled NIS 476 million (US$ 150 million) in Q1 2022, a decrease of 1% or NIS 5 million from Q1 2021, mainly reflecting the decrease in an expense line-item provision, as well as decreases in international telephony expenses and in logistics expenses, which were partially offset by an increase in content expenses. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in Q1 2022 remained unchanged compared with Q1 2021.

Operating profit for Q1 2022 was NIS 72 million (US$ 23 million), an increase of 157% compared with NIS 28 million in Q1 2021.

Adjusted EBITDA in Q1 2022 totaled NIS 257 million (US$ 81 million), an increase of 23% from NIS 209 million in Q1 2021. As a percentage of total revenues, Adjusted EBITDA in Q1 2022 was 30% compared with 25% in Q1 2021.

Adjusted EBITDA for the cellular segment was NIS 172 million (US$ 54 million) in Q1 2022, an increase of 20% from NIS 143 million in Q1 2021, largely reflecting the increase in revenues as described above, and the decrease in the operating expenses including the provision decrease and the decrease in logistics expenses. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment was 29% in Q1 2022, compared with 25% in Q1 2021.

Adjusted EBITDA for the fixed-line segment was NIS 85 million (US$ 27 million) in Q1 2022, an increase of 29% from NIS 66 million in Q1 2021, mainly reflecting the increase in fixed-line segment service revenues which was partially offset by a decrease in gross profit from equipment sales due to the cessation of sales of internet routers, as described above. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment was 28% in Q1 2022, compared with 22% in Q1 2021.

Finance costs, net in Q1 2022 were NIS 18 million (US$ 6 million), a decrease of 5% compared with NIS 19 million in Q1 2021.

Income tax expenses in Q1 2022 were NIS 15 million (US$ 5 million), an increase of 275% compared with NIS 4 million in Q1 2021, mainly due to the increase in operating profit.

Profit in Q1 2022 was NIS 39 million (US$ 12 million), an increase of NIS 34 million compared with profit of NIS 5 million in Q1 2021.

Based on the weighted average number of shares outstanding during Q1 2022, basic earnings per share or ADS, was NIS 0.21 (US$ 0.07) compared with basic earnings per share or ADS, of NIS 0.03 in Q1 2021.

Cellular Segment Operational Review

At the end of Q1 2022, the Company's cellular subscriber base (including mobile data, 012 Mobile subscribers and M2M subscriptions) was approximately 3.06 million, including approximately 2.71 million Post-Paid subscribers or 88% of the base, and 355 thousand Pre-Paid subscribers, or 12% of the subscriber base.

During the first quarter of 2022, the cellular subscriber base increased, net, by 40 thousand subscribers. The Post-Paid subscriber base increased, net, by 37 thousand subscribers and the Pre-Paid subscriber base increased, net, by 3 thousand subscribers. The subscriber base of data packages and voice packages for the Ministry of Education (MOE) remained unchanged at 75 thousand, due to the extension of contracts for a number of subscribers for further limited periods.

Total cellular market share (based on the number of subscribers) at the end of Q1 2022 was estimated to be approximately 28%, compared with 28% at the end of Q4 2021 and 27% at the end of Q1 2021.

The quarterly churn rate for cellular subscribers in Q1 2022 was 7.0%, compared with 7.9% in Q4 2021 and 6.8% in Q1 2021. Excluding data and voice packages for the Ministry of Education, the churn rate in Q1 2022 was 6.7% compared with 7.3% in Q4 2021 and 6.9% in Q1 2021.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q1 2022 was NIS 48 (US$ 15), unchanged from Q1 2021. This stability mainly reflected the increase in roaming services revenues which was offset by the continued price erosion, although to a lesser degree than in the past, and by a decrease in interconnect contribution to ARPU.

Fixed-Line Segment Operational Review

At the end of Q1 2022:

•	The Company's fiber-optic subscriber base was 233 thousand subscribers, an increase, net, of 21 thousand subscribers during the first quarter of 2022.

•	The Company's infrastructure-based internet subscriber base was 387 thousand subscribers, an increase, net, of 13 thousand subscribers during the first quarter of 2022.

•	Households in buildings connected to our fiber-optic infrastructure (HC) totaled 770 thousand, an increase of 70 thousand during the first quarter of 2022.

•	The Company's TV subscriber base totaled 225 thousand subscribers, a decrease, net, of 1 thousand subscribers during the first quarter of 2022.

Funding and Investing Review

In Q1 2022, Adjusted Free Cash Flow (including lease payments) totaled NIS 25 million (US$ 8 million), an increase of 32% compared with NIS 19 million in Q1 2021.

Cash generated from operating activities totaled NIS 237 million (US$ 75 million) in Q1 2022, an increase of 14% from NIS 208 million in Q1 2021.

Lease payments (principal and interest), recorded in cash flows from financing activities under IFRS 16, totaled NIS 42 million (US$ 13 million) in Q1 2022, an increase of 2% from NIS 41 million in Q1 2021.

Cash capital expenditures (CAPEX payments), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 170 million (US$ 54 million) in Q1 2022, an increase of 14% from NIS 149 million in Q1 2021.

The level of net debt at the end of Q1 2022 amounted to NIS 720 million (US$ 227 million), compared with NIS 639 million at the end of Q1 2021, an increase of NIS 81 million.

Regulatory Developments

Removal of competitive barriers in "Kosher Line" cellular services

Currently, the terms under which cellular services are provided to the ultra-orthodox segment in Israel are established in agreements with a single kosher authorization entity (The Rabbinical Committee for Communications). Under the terms of these agreements, kosher lines, among other things, have no access to the internet, cannot receive or send text messages, can only operate on handsets whose features have been limited, may only use certain number ranges and may only be ported-out to operators that have been approved by the kosher authorization entity.

On May 1, 2022, following a consultation process, the Ministry of Communications ("MoC") published a decision regarding the removal of competitive barriers in "Kosher Line" cellular services. According to the Minister's decision:

A.          As from July 31, 2022, a cellular licensee will not be able to reject a port-out request due to the subscriber being assigned to a particular tariff plan;

B.          As from November 1, 2022, a cellular licensee will be required to allow subscribers to switch to any plan it offers to its subscribers, regardless of the phone number assigned to the subscriber or the type of handset in the subscriber’s possession. In addition, a cellular licensee will be required to offer a subscriber who explicitly requests it a tariff plan in such a way that the service will be provided only using a handset whose features have been restricted or blocked for a service or an application at the request of a subscriber or group of subscribers, provided it offers the same plan using handsets in which no such restrictions have been made. The Company is preparing for the implementation of the decision and is studying the implications for its operations.

Results of the first annual incentive tender for the deployment of FTTH networks

On March 7, 2022 the MoC published the results of its first annual incentive tender for the rollout of FTTH (fiber to the home) networks in non-economically feasible areas where Bezeq has decided not to deploy its FTTH network. According to the MoC's announcement Partner will be obliged to deploy its FTTH network to approximately 12,000 households in the incentive areas. According to the terms of the tender, the final grant of the financial incentive for deployment to these households is dependent upon a number of terms and conditions.

Implementation of MoC's decision regarding a reform in the structure of the Internet Market

On March 22, 2022, the Minister amended Bezeq's license allowing it to market a unified product (comprised of both infrastructure and ISP components) to household subscribers and stipulating that from April 3, 2022 onwards, all new subscribers (and any existing subscribers who wish to alter their existing service plans) may only be offered a unified product. This amendment does not apply to the business sector, where the split between the infrastructure services and ISP service shall remain.

At this stage, the Company is unable to evaluate the impact of the decision on the Company's business, among other reasons, in view of the dependence on the determination of the KPIs and the compensation mechanisms and their enforcement by the Ministry of Communications.

License amendment regarding "Cross Ownership limitations" and "Israeli holdings and holdings of founding shareholders or their approved substitutes”

On April 10, 2022 the Ministry of Communications amended the Company MRT license and authorized the Minister of Communications to allow an Interested Party in a licensee who is a mutual fund, insurance company, investment company or pension fund to hold: (a)  up to 10% of the means of control in a competing MRT operator under certain conditions (instead of holdings at a rate of up to 5% before the license amendment) without having to receive the Minister of Communications' approval, and (b) up to  25% of the means of control of a competing MRT licensee,  under certain conditions, with the Minister's approval, if he believes that this will not harm competition in the cellular segment (instead of holdings at a rate of up to 10% before the license amendment). As part of this amendment to the license, the Ministry clarified in the license section titled "Israeli holdings and holdings of founding shareholders or their successors" that holdings of "founding shareholders or their successors" will not include anyone who is an "Israeli entity" in the event that the relevant licensee was instructed under section 13 of the Communications Law, 1982.

Conference Call Details

Partner will host a conference call to discuss its financial results on Tuesday, May 24, 2022 at 11.00 a.m. Eastern Time / 6.00 p.m. Israel Time.

Please dial the following numbers (at least 10 minutes before the scheduled time) in order to participate:

International: +972.3.918.0687
North America toll-free: +1.888.281.1167

A live webcast of the call will also be available on Partner's Investors Relations website at:

http://www.partner.co.il/en/Investors-Relations/lobby

If you are unavailable to join live, the replay of the call will be available from May 24, 2022 until June 7, 2022, at the following numbers:

International: +972.3.925.5921
North America toll-free: +1.888.254.7270

In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release communicates our belief regarding (i) the manner in which the agreements will benefit the Company's future; (ii) the opportunity to fully realize our strategy as a result of the recent acquisition of the Company’s controlling stake and our capital structure and (iii) continuing growth trend for roaming revenue. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including in particular (i) the severity and duration of the impact on our business of the Covid-19 health crisis, (ii) unexpected technical or commercial issues which may arise as we continue to deploy and expand the use of our fiber optic infrastructure; (iii) unexpected technical or financial constraints which undermine the pursuit of such strategy, and (iv) a stagnation or reduction in our customers’ foreign travel patterns which reduces growth in demand for roaming services.  In light of the current unreliability of predictions as to the ultimate severity and duration of the Covid-19 health crisis, as well as the specific regulatory and business risks facing our business, future results may differ materially from those currently anticipated. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section “Use of Non-GAAP Financial Measures”.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly. The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31, 2022: US $1.00 equals NIS 3.176. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA Adjusted EBITDA margin (%)
Profit
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges), Other expenses (mainly amortization of share based compensation)

Adjusted EBITDA
divided by
Total revenues
Profit
Adjusted Free Cash Flow	Cash flows from operating activities add Cash flows from investing activities deduct Investment in deposits, net deduct Lease principal payments deduct Lease interest payments	Cash flows from operating activities add Cash flows from investing activities
Total Operating Expenses (OPEX)
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
add
Credit losses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses, Credit losses
Net Debt
Current maturities of notes payable and borrowings
add
Notes payable
add
Borrowings from banks
add
Financial liability at fair value
deduct
Cash and cash equivalents
deduct
Short-term and long-term deposits

Sum of:
Current maturities of notes payable and borrowings,
Notes payable,
Borrowings from banks,
Financial liability at fair value
Less
Sum of:
Cash and cash equivalents,
Short-term deposits,
Long-term deposits.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and TV services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Mr. Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972-54-781-4951	Mr. Amir Adar Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	March 31,	March 31,
	2021	2022	2022
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	308	262	82
Short-term deposits	344	480	151
Trade receivables	571	585	184
Other receivables and prepaid expenses	152	130	41
Deferred expenses – right of use	27	27	10
Inventories	87	103	32
	1,489	1,587	500

NON CURRENT ASSETS
Long-term deposits	280	200	63
Trade receivables	245	237	75
Deferred expenses – right of use	142	154	48
Lease – right of use	679	675	213
Property and equipment	1,644	1,665	524
Intangible and other assets	472	476	150
Goodwill	407	407	128
Deferred income tax asset	34	25	8
Other non-current receivables	1	1	*
	3,904	3,840	1,209

TOTAL ASSETS	5,393	5,427	1,709

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	March 31,	March 31,
	2021	2022	2022
	(Audited)	(Unaudited)	(Unaudited)
	In millions

CURRENT LIABILITIES
Current maturities of notes payable and borrowings	268	260	82
Trade payables	705	726	229
Other payables and provisions	185	181	57
Current maturities of lease liabilities	125	126	39
Deferred revenues and other	139	145	46
	1,422	1,438	453
NON CURRENT LIABILITIES
Notes payable	1,224	1,224	385
Borrowings from banks	184	178	56
Liability for employee rights upon retirement, net	35	34	11
Lease liabilities	595	583	183
Deferred revenues from HOT mobile	39	31	10
Non-current liabilities and provisions	35	35	11
	2,112	2,085	656

TOTAL LIABILITIES	3,534	3,523	1,109

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2021 and March 31, 2022 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2021 – *183,678,220 shares
March 31, 2022 – -*184,124,013 shares
Capital surplus	1,279	1,254	395
Accumulated retained earnings	742	787	248
Treasury shares, at cost December 31, 2021 – **7,337,759 shares March 31, 2022 – *-*7,019,921 shares	(164)	(139)	(44)
TOTAL EQUITY	1,859	1,904	600
TOTAL LIABILITIES AND EQUITY	5,393	5,427	1,709

*	Net of treasury shares.
**	Including restricted shares in amount of 1,349,119 and 990,208 as of and December 31, 2021 and March 31, 2022, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels		Convenience translation into U.S. dollars
	3 months period ended March 31,
	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)

Revenues, net	833	854	269
Cost of revenues	691	665	209
Gross profit	142	189	60

Selling and marketing expenses	79	88	28
General and administrative expenses	42	36	11
Other income, net	7	7	2
Operating profit	28	72	23
Finance income	1	1	*
Finance expenses	20	19	6
Finance costs, net	19	18	6
Profit before income tax	9	54	17
Income tax expenses	4	15	5
Profit for the period	5	39	12

Earnings per share
Basic	0.03	0.21	0.07
Diluted	0.03	0.21	0.07
Weighted average number of shares outstanding (in thousands)
Basic	183,071	183,965	183,965
Diluted	183,609	186,469	186,469

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli Shekels		Convenience translation into U.S. dollars
	3 months period ended March 31,
	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Profit for the period	5	39	12
Other comprehensive income for the period, net of income tax	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	5	39	12

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	3 months period ended March 31, 2022				3 months period ended March 31, 2021
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	440	250		690	409	230		639
Inter-segment revenue - Services	3	30	(33)		4	30	(34)
Segment revenue - Equipment	142	22		164	160	34		194
Total revenues	585	302	(33)	854	573	294	(34)	833
Segment cost of revenues - Services	298	236		534	306	233		539
Inter-segment cost of revenues - Services	30	3	(33)		30	4	(34)
Segment cost of revenues - Equipment	116	15		131	132	20		152
Cost of revenues	444	254	(33)	665	468	257	(34)	691
Gross profit	141	48		189	105	37		142
Operating expenses (3)	74	50		124	71	50		121
Other income, net	4	3		7	5	2		7
Operating profit (loss)	71	1		72	39	(11)		28
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	97	82			103	76
–Other (1)	4	2			1	1
Segment Adjusted EBITDA (2)	172	85			143	66
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				257				209
- Depreciation and amortization				(179)				(179)
- Finance costs, net				(18)				(19)
- Income tax expenses				(15)				(4)
- Other (1)				(6)				(2)
Profit for the period				39				5

(1) Mainly amortization of employee share based compensation. (2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.  (3) Operating expenses include selling and marketing expenses and general and administrative expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months period ended March 31,
	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	208	240	76
Income tax paid	*	(3)	(1)
Net cash provided by operating activities	208	237	75

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(109)	(116)	(37)
Acquisition of intangible and other assets	(40)	(54)	(17)
Investment in deposits, net	(70)	(56)	(18)
Interest received	1	*	*
Net cash used in investing activities	(218)	(226)	(72)

CASH FLOWS FROM FINANCING ACTIVITIES:
Lease principal payments	(36)	(37)	(12)
Lease interest payments	(5)	(5)	(2)
Interest paid	(1)	(1)	*
Proceeds from issuance of notes payable, net of issuance costs		(1)	*
Repayment of non-current borrowings	(13)	(13)	(4)
Net cash used in financing activities	(55)	(57)	(18)

DECREASE IN CASH AND CASH EQUIVALENTS	(65)	(46)	(15)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	376	308	97
CASH AND CASH EQUIVALENTS AT END OF PERIOD	311	262	82

*   Representing an amount of less than 1 million.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months period ended March 31,
	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	5	39	12
Adjustments for:
Depreciation and amortization	171	171	54
Amortization of deferred expenses - Right of use	8	8	3
Employee share based compensation expenses	2	6	2
Liability for employee rights upon retirement, net	1
Finance costs, net	(1)	(1)	(1)
Lease interest payments	5	5	2
Interest paid	1	1	*
Interest received	(1)	*	*
Deferred income taxes	3	10	3
Income tax paid	*	3	1
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(44)	(6)	(2)
Other	9	21	7
Increase (decrease) in accounts payable and accruals:
Trade	43	25	8
Other payables and provisions	43	(9)	(3)
Deferred revenues and other	3	(2)	(1)
Increase in deferred expenses - Right of use	(13)	(20)	(6)
Current income tax	1	5	2
Increase in inventories	(28)	(16)	(5)
Cash generated from operations	208	240	76

*   Representing an amount of less than 1 million.

At March 31, 2022 and 2021, trade and other payables include NIS 170 million ($54 million) and NIS 131 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months period ended March 31,
	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Net cash provided by operating activities	208	237	75
Net cash used in investing activities	(218)	(226)	(72)
Investment in deposits, net	70	56	18
Lease principal payments	(36)	(37)	(12)
Lease interest payments	(5)	(5)	(2)
Adjusted Free Cash Flow	19	25	7
Interest paid	(1)	(1)	*
Adjusted Free Cash Flow After Interest	18	24	7

*    Representing an amount of less than 1 million.

Total Operating Expenses (OPEX)	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months period ended March 31,
	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cost of revenues - Services	539	534	169
Selling and marketing expenses	79	88	28
General and administrative expenses	42	36	11
Depreciation and amortization	(179)	(179)	(57)
Other (1)	*	(3)	(1)
OPEX	481	476	150

*    Representing an amount of less than 1 million.

(1)	Mainly amortization of employee share based compensation and other adjustments.

Key Financial and Operating Indicators (unaudited) *

NIS M unless otherwise stated	Q1' 20	Q2' 20	Q3' 20	Q4' 20	Q1' 21	Q2' 21	Q3' 21	Q4' 21	Q1' 22	2020	2021
Cellular Segment Service Revenues	423	409	415	416	413	420	435	431	443	1,663	1,699
Cellular Segment Equipment Revenues	146	130	134	135	160	157	136	149	142	545	602
Fixed-Line Segment Service Revenues	245	244	252	252	260	262	270	274	280	993	1,066
Fixed-Line Segment Equipment Revenues	32	28	35	41	34	34	29	29	22	136	126
Reconciliation for consolidation	(39)	(37)	(36)	(36)	(34)	(33)	(33)	(30)	(33)	(148)	(130)
Total Revenues	807	774	800	808	833	840	837	853	854	3,189	3,363
Gross Profit from Equipment Sales	37	30	38	40	42	39	37	34	33	145	152
Operating Profit	36	20	20	20	28	30	49	56	72	96	163
Cellular Segment Adjusted EBITDA	132	129	134	138	143	139	172	162	172	533	616
Fixed-Line Segment Adjusted EBITDA	83	71	70	65	66	74	78	88	85	289	306
Total Adjusted EBITDA	215	200	204	203	209	213	250	250	257	822	922
Adjusted EBITDA Margin (%)	27%	26%	26%	25%	25%	25%	30%	29%	30%	26%	27%
OPEX	460	456	475	480	481	485	467	469	476	1,871	1,901
Finance costs, net	19	13	24	13	19	16	15	14	18	69	64
Profit (Loss)	10	7	(5)	5	5	9	24	77	39	17	115
Capital Expenditures (cash)	151	119	147	156	149	139	172	212	170	573	672
Capital Expenditures (additions)	129	121	179	166	142	182	112	244	166	595	680
Adjusted Free Cash Flow	10	44	21	(3)	19	8	9	(79)	25	72	(43)
Adjusted Free Cash Flow (after interest)	8	13	12	(10)	18	(33)	8	(84)	24	23	(91)
Net Debt	673	658	646	657	639	670	662	744	720	657	744
Cellular Subscriber Base (Thousands)	2,676	2,708	2,762	2,836	2,903	2,970	3,019	3,023	3,063	2,836	3,023
Post-Paid Subscriber Base (Thousands)	2,380	2,404	2,437	2,495	2,548	2,615	2,664	2,671	2,708	2,495	2,671
Pre-Paid Subscriber Base (Thousands)	296	304	325	341	355	355	355	352	355	341	352
Cellular ARPU (NIS)	53	51	51	49	48	48	48	48	48	51	48
Cellular Churn Rate (%)	7.5%	7.5%	7.3%	7.2%	6.8%	7.2%	6.4%	7.9%	7.0%	30%	28%
Infrastructure-Based Internet Subscribers (Thousands)	281	295	311	329	339	354	365	374	387	329	374
Fiber-Optic Subscribers (Thousands)	87	101	120	139	155	173	192	212	233	139	212
Homes connected to fiber-optic infrastructure (Thousands)	361	396	432	465	514	571	624	700	770	465	700
TV Subscriber Base (Thousands)	200	215	224	232	234	223**	226	226	225	232	226**
Number of Employees (FTE)	1,867	2,745	2,731	2,655	2,708	2,628	2,627	2,574	2,536	2,655	2,574

*	See footnote 2 regarding use of non-GAAP measures.
**
In Q2'21, the Company removed from its TV subscriber base approximately 21,000 subscribers who had joined at various different times and had remained in trial periods of over six months without charge or usage

Disclosure for notes holders as of March 31, 2022
Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 31.03.2022				Annual interest rate	Principal repayment dates		Interest repayment dates	Interest linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To			Principal book value
F (2)	20.07.17 12.12.17* 04.12.18* 01.12.19*	255 389 150 226.75	384	384	2	387	2.16%	25.06.20	25.06.24	25.06, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
G (1) (2)	06.01.19 01.07.19* 28.11.19* 27.02.20* 31.05.20* 01.07.20* 02.07.20* 26.11.20* 31.05.21*	225 38.5 86.5 15.1 84.8 12.2 300 62.2 26.5	851	851	26	910	4%	25.06.22	25.06.27	25.06	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
H (2)	26.12.21	198.4	198	198	1	186	2.08%	25.06.25	25.06.30	25.06	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1)
In April 2019, the Company issued in a private placement 2 series of untradeable option warrants that were exercisable for the Company's Series G debentures. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The Series G debentures that were allotted upon the exercise of an option warrant were identical in all their rights to the Company's Series G debentures immediately upon their allotment, and are entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The debentures that were allotted as a result of the exercise of option warrants were registered on the TASE. The total amount received by the Company on the allotment date of the option warrants is NIS 37 million. For additional details see the Company's press release dated April 17, 2019. Following exercise of option warrants from the first series, the Company issued Series G Notes in a total principal amount of NIS 225 million. Following exercise of option warrants from the second series, the Company issued Series G Notes in a total principal amount of NIS 101 million. The issuance in May 2021 was the final exercise of option warrants from the second series.

(2)
Regarding Series F Notes, Series G Notes, Series H Notes and borrowing P, borrowing Q and borrowing R the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of March 31, 2022, the ratio of Net Debt to Adjusted EBITDA was 0.8. Additional stipulations mainly include: Shareholders' equity shall not decrease below NIS 400 million and no dividends will be declared if shareholders' equity will be below NIS 650 million regarding Series F notes, borrowing P and borrowing Q. Shareholders' equity shall not decrease below NIS 600 million and no dividends will be declared if shareholders' equity will be below NIS 750 million regarding Series G notes and borrowing R. Shareholders' equity shall not decrease below NIS 700 million and no dividends will be declared if shareholders' equity will be below NIS 850 million regarding Series H notes. The Company shall not create floating liens subject to certain terms. The Company has the right for early redemption under certain conditions. With respect to notes payable series F, series G and series H: the Company shall pay additional annual interest of 0.5% in the case of a two- notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant; debt rating will not decrease below BBB- for a certain period. In any case, the total maximum additional interest for Series F, Series G and Series H, shall not exceed 1.25%, 1% or 1.25%, respectively. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.

*    On these dates additional Notes of the series were issued. The information in the table refers to the full series.

Disclosure for Notes holders as of March 31, 2022 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 31.03.2022 and 24.05.2022 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 31.03.2022 and 24.05.2022	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
F	S&P Maalot	ilA+	ilA+	12/2021	07/2017, 09/2017, 12/2017, 01/2018, 08/2018, 11/2018, 12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020, 08/2020, 11/2020, 05/2021, 08/2021, 12/2021	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+
G	S&P Maalot	ilA+	ilA+	12/2021	12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020, 08/2020, 11/2020, 05/2021, 08/2021, 12/2021	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+
H	S&P Maalot	ilA+	ilA+	12/2021	12/2021	ilA+

(1) In August 2021, S&P Maalot reaffirmed the Company's rating of “ilA+/Stable”.

(2) For details regarding the rating of the notes see the S&P Maalot reports dated August 11, 2021.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2022

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	212,985	-	-	-	42,987
Second year	-	212,985	-	-	-	38,901
Third year	-	212,985	-	-	-	32,810
Fourth year	-	124,765	-	-	-	27,950
Fifth year and on	-	669,226	-	-	-	46,414
Total	-	1,432,946	-	-	-	189,062

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data – None.

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	44,779	-	-	-	5,461
Second year	-	22,720	-	-	-	4,325
Third year	-	5,720	-	-	-	3,861
Fourth year	-	30,000	-	-	-	3,439
Fifth year and on	-	120,000	-	-	-	9,933
Total	-	223,219	-	-	-	27,019

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2022 (cont.)

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.

e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	257,764	-	-	-	48,448
Second year	-	235,705	-	-	-	43,226
Third year	-	218,705	-	-	-	36,671
Fourth year	-	154,765	-	-	-	31,389
Fifth year and on	-	789,226	-	-	-	56,347
Total	-	1,656,165	-	-	-	216,081

f.	Off-balance sheet Credit exposure based on the Company's "Solo" financial data (in thousand NIS) – 50,000 (Guarantees on behalf of a joint arrangement, without expiration date).
g.	Off-balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above - None.
h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Deputy CEO & Chief Financial Officer

Dated: May 24, 2022